United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                 SCHEDULE 14F-1

                        INFORMATION STATEMENT PURSUANT TO
                              SECTION 14(F) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER

                                   ----------


                           PARALLEL TECHNOLOGIES, INC.
                              (Name of Registrant)


        Nevada                        0-19276                   13-3140715
(State of Incorporation)       (Commission File No.)          (IRS Employer
                                                          Identification Number)


                              211 West Wall Street
                              Midland, Texas 79701
                    (Address of Principal Executive Offices)


                                 (432) 682-1761
                         (Registrant's Telephone Number)


                             Steven L. Siskind, Esq.
                           645 Fifth Avenue, Suite 403
                            New York, New York 10022
                                 (212) 750-2002
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)


                      WE ARE NOT ASKING YOU FOR A PROXY AND
                     YOU ARE REQUIRED NOT TO SEND US A PROXY

                           PARALLEL TECHNOLOGIES, INC.
                              211 West Wall Street
                            Midland, Texas 79701-4556


             Information Statement Pursuant to Section 14(f) of the
                       Securities Exchange Act of 1934 and
                              Rule 14f-1 Thereunder


                             Notice of Change in the
                       Majority of the Board of Directors


                                  INTRODUCTION

     The information contained in this Information Statement is being furnished to all holders of record of common stock of Parallel Technologies, Inc. (the "Company") at the close of business on November 7, 2005 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of the Company's Board of Directors other than by a meeting of stockholders. This Information Statement is being distributed on or about November 13, 2005.

     NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

     On or about November 8, 2005, Glenn A. Little ("Little") and Dalian Fushi Bimetallic Manufacturing Company, Ltd. ("Dalian Fushi"), a company organized under the laws of the People's Republic of China (PRC) and owned and controlled by Li Fu, Chunyan Xu, Yue Yang, and Xishan Yang, entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") pursuant to which Little has agreed to sell to Dalian Fushi his 20,000,000 shares of common stock of the Company constituting approximately 50.96% of the Company's outstanding common stock for $550,000. As a result of the sale there will be a change of control of the Company.

     Simultaneously with the sale, the Company will enter into a consulting agreement with Little to retain Little's services as a consultant to provide advice, information and copies of documents regarding the Company's historical records and operations to its auditors, attorneys, officers and directors. In return for his services, the Company will issue him a warrant which shall be exercisable, upon the occurrence of a contemplated reverse merger, and after a reverse stock split, into 0.4% of the outstanding common stock of the Company.

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
     In connection with the sale under the Stock Purchase Agreement, Little has agreed at the closing of the Stock Purchase Agreement to (a) appoint Li Fu as a Director of the Company, Chairman of the Board and Chief Executive Officer of the Company, (b) appoint Yue Yang and John D. Kuhns as directors of the Company, subject to the filing and dissemination of this Schedule 14f-1, and (c) submit his resignation as a Director and officer, subject to the filing and dissemination of this Schedule 14f-1. As a result thereof, immediately after the closing of the Stock Purchase Agreement, Messrs. Fu and Little will constitute the entire Board of Directors of the Company.

     Dalian Fushi is a corporation organized under the laws of the Peoples Republic of China ("PRC") which manufactures and sells in China copper clad aluminum wire and copper clad steel wire. Simultaneously with the closing of the Stock Purchase Agreement, the Company expects to complete a series of transactions, contemplated pursuant to a nonbinding letter of intent between Dalian Fushi and certain potential investors, to effect, or have substantially the effect of, a reverse merger of the Company with Dalian Fushi. Dalian Fushi and the Company are in the process of negotiating with these certain potential investors regarding the structure and consummation of these transactions. The Company expects that in connection with these contemplated transactions there will be up to four additional persons elected to the Board of Directors of the Company.

     As of the date of this Information Statement, the authorized capital stock of the Company consisted of 100,000,000 shares of common stock, par value $.006 per share, of which 39,243,659 shares are issued and outstanding and 5,000,000 shares of Preferred Stock, $.001 par value, none of which shares are outstanding. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below is the current director and officer of the Company.

     Name                        Position/Title                         Age
     ----                        --------------                         ---

Glenn A. Little         President, Chief Executive Officer,             52
                        Chief Financial Officer and Director

     The following sets forth biographical information regarding the Company's current director and officer.

GLENN A. LITTLE

     Mr. Little is a graduate of The University of Florida, Gainesville (Bachelor of Science in Business Administration) and the American Graduate School of International Management (Master of Business Administration - International Management) and has been the principal of Little and Company Investment Securities (LITCO), a Securities Broker/Dealer with offices in Midland, Texas since 1979. Mr. Little currently serves as an officer and director of other inactive public corporations having the same business purpose as the Company.

     Before founding LITCO Mr. Little was a stockbroker with Howard, Weil, Labouisse Friedrich in New Orleans and Midland and worked for the First National Bank of Commerce in New Orleans, Louisiana.

     Set forth below are the proposed directors and officers to be elected pursuant to the terms of the Stock Purchase Agreement:

     Name                        Position/Title                         Age
     ----                        --------------                         ---

Li Fu                          Executive Director                       39
Mathus Yue Yang                Director and President                   37
John D Kuhns                   Director                                 55

     The following sets forth biographical information regarding the Company's proposed directors.

LI FU

     Mr. Fu, age 39, founded Dalian Fushi in 2001 and has been Chief Executive Officer of Dalian Fushi since that time. Prior to founding Dalian Fushi and focusing his time on Dalian Fushi's management and operations, Mr. Fu had founded and managed Dalian Fushi Enterprise Group Co., Ltd., a holding company owning various subsidiaries in the hotel, process control instrumentation, international trade, automobile maintenance and education businesses. Mr. Fu graduated from PLA University of Science and Technology with a degree in Engineering.

 MATHUS YUE YANG

     Mr. Yang, age 37, has served as the President of Dalian Fushi since November 2004. Mr. Yang is the founder of Forward Investment Co., Ltd and has served as its Chairman since 2000. Prior to that, Mr. Yang worked for Liaoning Province Economic & Trade Collaboration Enterprise Group as an Executive Vice President from 1994 to 1998 and the Export Department of Liaoning Province Chemicals Import & Export Corporation as a Business Manager from 1990 to 1994. Mr. Yang graduated from Shenyang Finance University with a Bachelor's Degree in International Trade.

JOHN D. KUHNS

     Mr. Kuhns, age 55, founded Kuhns Brothers, Inc. in 1987 and is now its Chairman and significant shareholder. Kuhns Brothers, Inc. is a holding company for Kuhns Bros. & Co. Inc., an investment banking firm specializing in providing financing for power technology ventures, and, more recently, manufacturing operations within the People's Republic of China. Kuhns Brothers, Inc. owns 100% of Kuhns Brothers Securities Corporations, a broker dealer, registered with the Securities and Exchange Commission, in which Mr. Kuhns is the Chairman. Since 2002 Mr. Kuhns has been a director and chairman of Distributed Power, Inc., a public company that owns electric generating projects. He is also a director of

China Sciences Conservational Power Limited, a company listed on the Hong Kong Stock Exchange. Since March 31, 2005 Mr. Kuhns has been Chairman of the Board and a director of Deli Solar (USA), Inc., a public company which is now engaged in the business of designing, manufacturing and selling renewable energy systems to produce hot water and space heating. Mr. Kuhns holds a Bachelor's Degree in Sociology and Fine Arts from Georgetown University, a Master's Degree in Fine Arts from the University of Chicago and an MBA degree from the Harvard Business School.

FAMILY RELATIONSHIPS

     There are no family relationships among any of the Company's directors and officers or those proposed to be directors and officers.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Company's common stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's common stock and (ii) by the directors and executive officers of the Company. The person or the company named in the table has sole voting and investment power with respect to the shares beneficially owned.

     The following sets forth the beneficial ownership information prior to the closing of the Share Purchase Agreement:

                   Name and address             Amount and Nature       Percent
Title of Class    of Beneficial Owner        of Beneficial Ownership    of Class
--------------    -------------------        -----------------------    --------

   Common         Glenn A. Little                    20,000,000          50.96%
                  211 West Wall Street
                  Midland, Texas 79701

   Common         All Directors and                  20,000,000          50.96%
                  Executive Officers (1 person)

     The following sets forth the beneficial ownership information after the closing of the Share Purchase Agreement:

                   Name and address             Amount and Nature       Percent
Title of Class    of Beneficial Owner        of Beneficial Ownership    of Class
--------------    -------------------        -----------------------    --------

   Common         Dalian Fushi Bimetallic
                  Manufacturing Co., Ltd.(a)         20,000,000          50.96%
                  999 WuYi Road
                  Jinzhou District
                  China 116100

----------
(a) Mr. Li Fu and Mr. Yue Mathus Yang, who are the directors and officers to be appointed pursuant to the terms of the Stock Purchase Agreement, own 87.73% and 10% of Dalian Fushi, respectively.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     No person who, during the year ended December 31, 2004, was a director, officer or beneficial owner of more than ten percent of the Company's Common Stock (which is the only class of securities of the Company registered under Section 12 of the Securities Exchange Act of 1934 (the "Act"), (a "Reporting Person") failed to file on a timely basis, reports required by Section 16 of the Act during the most recent fiscal year or prior years. The foregoing is based solely upon a review by the Company of Forms 3 and 4 and amendments thereto during such fiscal year as furnished to the Company under Rule 16a-3(e) under the Act, and Forms 5 and amendments thereto furnished to the Company with respect to such fiscal year, and any written representation received by the Company from any reporting person that no Form 5 is required.

COMPENSATION OF DIRECTORS AND OFFICERS

     During the fiscal year ended December 31, 2004, no director or executive officer received any compensation from the Company.

COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

     Because our board of directors currently consists of only one member, we do not have a standing nominating, compensation or audit committee. Rather, our full board of directors performs the functions of these committees. Also, we do not have a financial expert on our board of directors as that term is defined by
Item 401(e)(2) of Regulation S-B. We do not believe it is necessary for our board of directors to appoint such committees because the volume of matters that come before our board of directors for consideration permits the sole director to give sufficient time and attention to such matters to be involved in all decision making. Additionally, because our Common Stock is not listed for trading or quotation on a national securities exchange, we are not required to have such committees. Because our sole director is also an executive officer and the controlling stockholder, our current director is not independent.

     In considering candidates for membership on the Board of Directors, the Board of Directors will take into consideration the needs of the Board of Directors and the candidate's qualifications. The Board will request such information as:

     *    The name and address of the proposed candidate;

     *    The   proposed   candidates   resume  or  a  listing  of  his  or  her
          qualifications to be a director of the Company;

     * A description of any relationship that could affect such person's qualifying as an independent director, including identifying all other public company board and committee memberships;

     * A confirmation of such person's willingness to serve as a director if selected by the Board of Directors; and

     * Any information about the proposed candidate that would, under the federal proxy rules, be required to be included in the Company's proxy statement if such person were a nominee.

     Once a person has been identified by the Board of Directors as a potential candidate, the Board of Directors may collect and review publicly available information regarding the person to assess whether the person should be considered further. Generally, if the person expresses a willingness to be considered and to serve on the Board of Directors and the Board of Directors believes that the candidate has the potential to be a good candidate, the Board of Directors would seek to gather information from or about the candidate, including through one or more interviews as appropriate and review his or her accomplishments and qualifications generally, including in light of any other candidates that the Board of Directors may be considering. The Board of Director's evaluation process does not vary based on whether the candidate is recommended by a shareholder.

     The Board of Directors will, from time to time, seek to identify potential candidates for director nominees and will consider potential candidates proposed by the Board of Directors and by management of the Company.

MEETINGS OF THE BOARD OF DIRECTORS

     During its fiscal year ended December 31, 2004, the Company's Board of Directors on one occasion approved resolutions by unanimous written consent in lieu of a meeting.

STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

     Stockholders may send  communications  to our Board of Directors by writing
to:  Parallel  Technologies,   Inc.,  211  West  Wall  Street,   Midland,  Texas
79701-4556, Attn.: Board of Directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Except for the ownership of the Company's securities, none of the directors, executive officers, proposed directors, holders of more than five percent of the Company's outstanding Common Shares, or any member of the immediate family of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, during the two fiscal years ended December 31, 2004 and 2003, in any transaction or proposed transaction which may materially affect the Company, except as set forth in the Introduction to this Information Statement and as follows:

     On February 23, 2004, the Company sold 20,000,000 shares of restricted common stock at $0.006 per share for gross proceeds of $120,000, pursuant to a subscription agreement, to Glenn A. Little, who became the Company's Chief Executive Officer. As a result of this transaction, Glenn A. Little became the Company's controlling shareholder, owning 20,000,000 shares of the 39,243,659 issued and outstanding shares of the Company's common stock, or approximately 50.96%, at the close of business on February 23, 2004.

     No executive officer, present director, proposed director or any member of these individuals' immediate families, any corporation or organization with whom any of these individuals is an affiliate or any trust or estate in which any of these individuals serve as a trustee or in a similar capacity or has a substantial beneficial interest in is or has been indebted to the Company at any time since the beginning of the Company's last fiscal year.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

     The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street Street, N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

                                          PARALLEL TECHNOLOGIES, INC.


November 8, 2005                          By: /s/ Glenn A. Little
                                             --------------------------------
                                             Glenn A. Little
                                             President &
                                             Chief Executive Officer